

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

Dan Valladao
Chief Executive Officer/President
GreenCell, Incorporated
5422 Carrier Drive, Suite 309
Orlando, Florida 32819

> **Re:** **GreenCell, Incorporated**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed February 8, 2011**
> **File No. 333-167147**

Dear Mr. Valladao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business, page 3

1. We note your response to prior comment 1 and reissue the last sentence. Please reconcile your discussion of the 120 volt requirement and your response that the 80 volt requirement is no longer material to your business plan with your reference to the 80 volt requirement mentioned in footnote * to your chart of future technologies on page 22.

Igniter Development Precursor Work, page 26

2. We note your disclosure that you will conduct final testing from "10/2010-6/2010." Please revise to clarify whether you completed or when you expect to complete final testing.

Research and Development, page 29

3.   We note your revised discussion under Research and Development, page 29. Please update your discussion regarding GreenCell's R&D expenses incurred from inception through to the latest balance sheet date presented.

Related Party Promissory Notes, page 40

4.   Please expand your disclosure in the fourth paragraph added in response to prior comment 10 to explain clearly each transaction with your related party shareholders, not merely aggregate amounts, and to provide the name of the related person for each transaction. Please also file the governing documents as exhibits.

Executive Compensation, page 46

5.   We note your response to prior comment 11. Please reconcile your disclosure in your salary column that Dan Valladao earned $60,000 of salary during fiscal 2009 and that David Burt earned $30,000 of salary during fiscal 2009 with your footnote disclosure that Messrs. Valladao and Burt received $15,000 and $7,500 of salary, respectively, during the 2009 fiscal year. Refer to Regulation S-K Item 402(n)(2)(iii).

Financial Statements, page F-1

6.   Please update the financial statements when required by Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Frederick M. Lehrer, Esq.
                       Law Office of Frederick M. Lehrer P A